Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: DIRECTV

Commission File No.: 001-34554

The following communication was made available to DIRECTV employees on DIRECTV’s internal website

This message is for all DIRECTV employees.

It’s natural to have questions about our deal with AT&T. Because it’s still very early in the process, many decisions have yet to be made about how the companies will be combined. Until the transaction closes in approximately 12 months, it’s business as usual and we remain separate companies. Any long-term changes will be shared with you in advance as decisions are finalized.

New Frequently Asked Questions Now Available
DIRECTV Employee FAQs will be collected and updated on CORE on a regular basis. We’ve made several recent additions – find more information about:
• The difference between merger and acquisition
• Impact of NFL SUNDAY TICKET contract
• Impact of the potential Comcast/Time Warner Cable merger
• Buying or selling AT&T or DIRECTV stock
• Benefits plans and other programs like complimentary DIRECTV
• And other topics

Have More Questions? Share Your Thoughts in CORE
If you have a question not already found in the Employee FAQ, first consider whether it might be a long-term operational decision. If so, that decision that is likely to be made in the months ahead and then we will share more information. Feel free to post additional timely questions in this discussion in CORE.

Employee FAQs will be updated regularly with responses provided in key themes. Not all questions may receive a specific response. Employees who don’t have access to CORE can submit questions through their supervisor, or they can use a separate survey link made available to frontline employees.

For specific questions about your personal situation, discuss with your HR representative.

A Few Reminders
• “Follow” the AT&T Updates space and Employee FAQ on CORE to automatically receive the latest information
• You can select “Inbox” and/or “Email Watches” depending on how you’d like to be notified of future changes. You can even “Bookmark” the document for easy access.
• Forward all media inquiries to Jade Ekstedt on the Public Relations team.

Lastly, we must keep focused on our business and everything that’s made us successful. Everything we do should align with our Company Goals, including our commitment to product innovation, the customer experience, financial & operating results and our talent & teamwork agenda. Delivering our best over the next year will ensure that we’re in the strongest possible position going forward.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.